SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 - Exit Filing)*
Spanish Broadcasting System, Inc.

(Name of Issuer)
Class A Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)
846425833

(CUSIP Number)
Sumner M. Redstone
National Amusements, Inc.
846 University Avenue
Norwood, Massachusetts 02062
Telephone: (781) 461-1600

with a copy to:
Lawrence P. Tu, Esq.
CBS Corporation
51 West 52nd Street
New York, New York 10019
Telephone: (212) 975-4321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 8, 2016

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
______________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 846425833

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO MEDIA CORPORATION I.R.S. Identification No. 13-2766282
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 846425833

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO INC. I.R.S. Identification No. 13-4142467
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 846425833

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS BROADCASTING INC. I.R.S. Identification No. 13-0590730
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 846425833

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTINGHOUSE CBS HOLDING COMPANY, INC. I.R.S. Identification No. 25-1776511
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 846425833

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS CORPORATION I.R.S. Identification No. 04-2949533
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 846425833

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. Identification No. 04-2261332
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 846425833

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note
This Amendment No. 2 on Schedule 13D (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2004, as amended by Amendment No. 1 filed with the SEC on February 14, 2006 (the “Schedule 13D”), with respect to the Class A Common Stock, $.0001 par value per share (the "Class A Shares"), of Spanish Broadcasting System, Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 7007 NW 77th Avenue, Miami, Florida 33166, by virtue of the Reporting Persons' ownership of 380,000 shares of the Issuer's Series C Convertible Preferred Stock, $.01 par value per share, which are convertible into Class A Shares of the Issuer on a one-for-two basis under certain circumstances (the “Series C Shares”).

This Amendment No. 2 is being filed to reflect the disposition on August 18, 2016 of all of the Series C Shares beneficially owned by CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAI and Mr. Sumner Redstone (collectively, the “Reporting Persons”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

“This Amendment No. 2 is being filed to report the disposition on August 18, 2016 of all of the Series C Shares beneficially owned by the Reporting Persons pursuant to a stock purchase agreement dated August 8, 2016 among CRMC, the Issuer, Mr. Raul Alarcon and AAA Trust, a Florida trust, of which Mr. Alarcon is the trustee (“AAA Trust”) (the “Stock Purchase Agreement”).”

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended to read as follows:

“As a result of the sale on August 18, 2016 of the Series C Shares pursuant to the Stock Purchase Agreement, the Reporting Persons have disposed of all of the Series C Shares beneficially owned by them and do not own any shares of the Issuer.”

Item 5(e) of the Schedule 13D is hereby amended to read as follows:

“As a result of the sale on August 18, 2016 of the Series C Shares pursuant to the Stock Purchase Agreement, the Reporting Persons ceased being the beneficial owners of more than five (5) percent of the Class A Shares of the Issuer and do not own any shares of the Issuer.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 8, 2016, CRMC, the Issuer, Mr. Raul Alarcon and AAA Trust entered into the Stock Purchase Agreement pursuant to which CRMC sold the Series C Shares and assigned its rights under the Stockholder Agreement and the Registration Rights Agreement to AAA Trust on August 18, 2016.

Item 7. Material to Be Filed As Exhibits.

1. Joint Filing Agreement, dated August 18, 2016, among CBS Radio Media Corporation, CBS Radio Inc., CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., CBS Corporation, National Amusements, Inc. and Sumner M. Redstone (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: August 18, 2016

CBS RADIO MEDIA CORPORATION
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Senior Vice President and Secretary

CBS RADIO INC.
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Senior Vice President and Secretary

CBS BROADCASTING INC.
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Executive Vice President, General Counsel and Secretary

WESTINGHOUSE CBS HOLDING COMPANY, INC.
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Executive Vice President, Deputy General Counsel and Secretary

CBS RADIO CORPORATION
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Executive Vice President, Deputy General Counsel and Secretary

NATIONAL AMUSEMENTS, INC.
By:	/s/ Sumner M. Redstone
	Name:	Sumner M. Redstone
	Title:	Chairman and Chief Executive Officer

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated August 18, 2016 (the "Schedule 13D"), with respect to the Class A Common Stock, par value $.0001 per share, of Spanish Broadcasting System, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 18th day of August 2016.

CBS RADIO MEDIA CORPORATION
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Senior Vice President and Secretary

CBS RADIO INC.
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Senior Vice President and Secretary

CBS BROADCASTING INC.
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Executive Vice President, General Counsel and Secretary

WESTINGHOUSE CBS HOLDING COMPANY, INC.
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Executive Vice President, Deputy General Counsel and Secretary

CBS RADIO CORPORATION
By:	/s/ Jonathan H. Anschell
	Name:	Jonathan H. Anschell
	Title:	Executive Vice President, Deputy General Counsel and Secretary

NATIONAL AMUSEMENTS, INC.
By:	/s/ Sumner M. Redstone
	Name:	Sumner M. Redstone
	Title:	Chairman and Chief Executive Officer

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually